UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

YuMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98872B104
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,431,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,431,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,431,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.96%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,431,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,431,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,431,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.96%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Long Only Value Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,872,371

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,872,371

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,872,371

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.36%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 (the “Common Stock”), of YuMe, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA, 94063.

Item 2.	Identity and Background.

(a)-(c)

This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC (“Edenbrook”), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP (the “Fund”), a Delaware limited partnership, with respect to Common Stock owned by such private investment fund and (iii) Jonathan Brolin (“Mr. Brolin”), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the “Reporting Persons”).

Mr. Brolin’s present principal occupation or employment is acting as a private investor. The principal business address of Mr. Brolin, Edenbrook and the Fund is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $8,433,546. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

On September 5, 2017, the Issuer announced that it had entered into a definitive agreement to be acquired in a cash and stock deal by RhythmOne plc for a total consideration of approximately $185 million, or approximately $5.25 per share of the Issuer, with $1.70 to be paid in cash and the balance, 2/3 of the compensation, to be paid in stock of the acquiror. Since that time, shares of the Issuer have traded down precipitously to approximately $3.70 per share, roughly 30% below the deal price. The steep price decline in RhythmOne’s stock price since the announcement has served as an anchor on the Issuer’s price, given the high stock composition of the offer.

Edenbrook, a shareholder of the Issuer for over three and a half years, believes that this transaction significantly undervalues the Issuer and asks that the Board of Directors of the Issuer abandon this transaction on these terms and pursue other paths for creating value for all of the Issuer’s shareholders.

The current market price reflects an enterprise value of approximately $90 million, after accounting for the $41.3 million in cash and marketable securities on the Issuer's balance sheet at September 30, 2017. Edenbrook believes that this valuation is much too low, at barely 3.5 times trailing twelve months adjusted EBITDA, the Issuer's primary metric for assessing its profitability. By comparison, when the deal was announced twelve weeks ago, the implied multiple RhythmOne was paying was over 5x adjusted EBITDA. Further, the press release announcing the deal called for anticipated operating synergies in the first year of $10-12 million. At the same 5x multiple that RhythmeOne offered, those synergies are worth $50-60 million, implying an effective residual enterprise value today for the Issuer of just $35 million at the midpoint, less than 1.5x trailing adjusted EBITDA.

Edenbrook believes that the current deal significantly undervalues the Issuer and that the implied multiples described above are way too low for a business with: 1) a profitable, cash generative business model with a strong balance sheet; 2) a path to accretive growth; 3) a strong book of business amongst top customers; 4) robust gross margins; 5) a unique product offering in a secularly attractive industry, with proprietary data and consumer insight capture that allow the Issuer to deliver improved results for its customers; and, 6) premium video supply, including high value, scarce connected TV inventory. Further, in light of the industry-wide issues regarding video ads running near inappropriate content, Edenbrook believes that the Issuer’s proven capabilities in brand safety for high quality advertisers should afford the Issuer a scarcity value that is not reflected in the current valuation. Comparable transactions have been done in the 8-10x EBITDA range, further suggesting that the valuation is lacking.

In contrast to the well-lit environment that the Issuer provides for its advertisers, investors have been left in the dark as to the merits of this transaction. There was no conference call following the announcement to explain to investors why this is a good transaction and why investors should want to hold stock in the acquiror, given the high stock composition (approximately 2/3 of the consideration at announcement). Nor has there yet been a definitive merger agreement filed to explain the history of the transaction, a document that was expected almost two months ago. Further, in conjunction with the end of its third quarter, the Issuer held neither a conference call nor issued a press release providing context around the quarter, but simply filed a quarterly 10-Q. While it’s not unusual to skip a conference call during an acquisition process, it is unusual to not have a press release. Investors lack context for understanding whether business trends changed in the last four weeks of the third quarter after the deal was announced, whether sales people were distracted by the pending deal or whether other factors were at play. Because the last month of the quarter has historically been the biggest contributor of revenue in the quarter, Edenbrook believes such context is important.

The proposed deal does not feature a “go shop” provision, but the Board of Directors of the Issuer is obligated to listen to superior proposals. Securing such proposals has been made more difficult because shareholders who each own over 10%, and combined own over 31.6%, of the Issuer have agreed to go along with the transaction. This agreement further limits the opportunity to maximize value. Given the big gap between the current price and the value implied on the date of the announcement, Edenbrook believes there is a lot of room for a cash offer that would be superior to the current deal.

Edenbrook does not believe that this deal is the best the Issuer and its Board of Directors can do. Edenbrook understands the need for increasing scale in the industry, but why shouldn’t the Issuer be a platform for consolidating the industry, rather than the target of a low valuation offer? Edenbrook believes that the Issuer has done an admirable job of taking excess costs out of the business and generating profitability over the past two years. Why not take that playbook and become a consolidator, perhaps with the backing of a private equity firm?

Edenbrook believes that all shareholders would benefit from pursuing a different path, whether better terms in this deal, a better overall deal with another party or, given this low valuation, simply staying public and revisiting a process down the road. If the current Board of Directors is fatigued and doesn’t want to pursue a better deal for all shareholders, let the holders of 68.4% of the Issuer’s shares who haven’t agreed to this deal find a better outcome.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,431,187 shares of Common Stock, constituting 6.96% of the shares of Common Stock, based upon 34,946,078 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer on November 8, 2017, and (ii) the Fund may be deemed to be the beneficial owner of 1,872,371 shares of Common Stock, constituting 5.36% of the shares of Common Stock, based upon 34,946,078 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer on November 8, 2017.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,431,187 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,431,187 shares of Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,872,371 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,872,371 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,431,187 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,431,187 shares of Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2017
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Edenbrook Long Only Value Fund, LP

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member of Edenbrook Capital Partners, LLC

/s/ Jonathan Brolin
Jonathan Brolin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 30, 2017, relating to the Common Stock, par value $0.001 of YuMe, Inc. shall be filed on behalf of the undersigned.

November 30, 2017
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Edenbrook Long Only Value Fund, LP

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member of Edenbrook Capital Partners, LLC

/s/ Jonathan Brolin
Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
10/26/2017	Common Stock	5,000		4.1194
10/27/2017	Common Stock	5,000		4.0659
10/30/2017	Common Stock	9,000		3.966
11/2/2017	Common Stock	20,000		3.98
11/3/2017	Common Stock	23,900		4
11/3/2017	Common Stock	6,000		3.8633